United States securities and exchange commission logo





                            April 21, 2023

       Sagi Niri
       Chief Financial Officer
       Tremor International Ltd.
       82 Yigal Alon Street
       Tel Aviv, Israel, 6789124

                                                        Re: Tremor
International Ltd.
                                                            Form 20-F for the
year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            Form 6-K Submitted
March 7, 2023
                                                            File No. 001-40504

       Dear Sagi Niri:

               We have reviewed your April 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 29,
       2023 letter.

       Form 6-K Submitted March 7, 2023

       General

   1.                                                   Your response to prior
comment 8 indicates that CTV spend and PMP spend
                                                        represent sales in the
Connected TV and private marketplace markets; however, you also note that they are
non-GAAP measures that are derived from Contribution ex-TAC.
                                                        As Contribution ex-TAC
is a profit measure that is derived from GAAP gross profit it is unclear how "spend", a
sales measure, is derived from Contribution ex-TAC. Please
                                                        advise. Also, as
previously requested, please provide us with your proposed disclosures.
 Sagi Niri
FirstName   LastNameSagi
Tremor International  Ltd. Niri
Comapany
April       NameTremor International Ltd.
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
       You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Amy Rothstein